Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Fee Table and Summary: Service Providers,” “Financial Highlights,” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated August 1, 2022, and each included in this Post-Effective Amendment No. 6 to the Registration Statement (Form N-2, File No. 333-228850) of Principal Diversified Select Real Asset Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 20, 2022, with respect to the financial statements and financial highlights of Principal Diversified Select Real Asset Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
July 27, 2022